ALTI Private Equity Access and Commitments Fund

August 18, 2023

VIA EDGAR AND OVERNIGHT MAIL

Laura J. Riegel, Esquire

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	ALTI Private Equity Access and Commitments Fund and ALTI, LLC File No. 812-15404

Dear Ms. Riegel:

This letter is in response to written comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on August 14, 2023 regarding an application for exemptive relief (the “Application”) relating to the ALTI Private Equity Access and Commitments Fund (the “Trust”).

The following sets forth the Staff’s comments and the Trust’s responses thereto.

1.	We note that the verification of the Adviser’s Chief Executive Officer in Exhibit B attests to the Officer’s having duly executed the third amended and restated application, stating that the application is dated July 26, 2022. We further note that the reference to the incorrect date of the application in the verification makes the application deficient under rule 0-2 under the Act. In the subsequent filing of the application please review the application and revise as appropriate to ensure that all dates used in the application, including the verification of the Adviser’s Chief Executive Officer are correct and the application otherwise fully complies with the rule’s requirements.

The Trust has updated the Application as requested.

2.	On the outside cover page and inside cover page, in the captions that indicate the requested relief, please clarify that the filed application is the Fourth Amended and Restated Application.

The Trust has updated the Application as requested.

3.	In the third paragraph of Section I, please revise the penultimate sentence to read...“condition of this fourth amended and restated application (‘Application’)”. Please revise the application where appropriate to ensure that it consistently uses “Application” as a defined term.

The Trust has updated the Application as requested.

4.	In the first paragraph of Section II.A, please revise the penultimate sentence (“The Trust’s investment objective...”), to delete “(“Private Equity Investments’)”, a term that the application does not subsequently use.

The Trust has updated the Application as requested.

5.	In the second paragraph of Section II.C, to fully comply with comment 3 in the staff’s previous comment letter dated July 25, 2023, please revise the first sentence to add “of those Shares” after “with respect to the repurchase”. Please also revise the sentence to make “Shareholder’s” a lower-case term and “shares” an upper-case term. Please conform the Application where appropriate to reflect those changes.

The Trust has updated the Application as requested.

6.	Please make the following changes in Section VII: (a) delete “Fund’s” before “Agreement and Declaration”; (b) replace “Board of the Fund” with “Board of the Trust”; and replace “Fund’s officers” with “Trust’s officers”.

The Trust has updated the Application as requested.

Should you have any questions regarding this letter, please contact me at (212) 506-2275.

Sincerely,

/s/ Anna Pinedo
Anna T. Pinedo, Esq.

Cc: Joseph Bonvouloir

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